Caylent, Inc.
Balance Sheets
Unaudited

	12/31/2016	12/31/2015
ASSETS		
Current Assets		
Cash	$ 11,157.94	$ 44,251.95
Total Current Assets	11,157.94	44,251.95
Other Assets		
Development Costs	226,973.54	48,235.50
Total Other Assets	226,973.54	48,235.50
TOTAL ASSETS	$ 238,131.48	$ 92,487.45
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	$ 3,193.48	$ 12,462.45
Total Current Liabilities	3,193.48	12,462.45
Long-Term Liabilities		
Convertible Note Payable	185,000.00	75,000.00
Total Long-Term Liabilities	185,000.00	75,000.00
Total Liabilities	188,193.48	87,462.45
Equity		
Common Stock	9,938.00	5,025.00
Capital in Excess of Par Value	39,211.00	-
Retained Earnings	-	-
Total Equity	49,149.00	5,025.00
TOTAL LIABILITIES AND EQUITY	$ 237,342.48	$ 92,487.45